SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)

Determine, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
250660107
(CUSIP Number)
Neil S. Subin, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 12, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ x ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	250660107	13D	Page 2 of 7

1	NAME OF REPORTING PERSON
Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,921,670
	8	SHARED VOTING POWER
241,461
	9	SOLE DISPOSITIVE POWER
4,921,670
	10	SHARED DISPOSITIVE POWER
241,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,163,131*

* The shares reported herein consist of (i) 2,961,325 shares of common stock, (ii) Series A Warrants to purchase 113,595 shares of common stock at an exercise price of $7.75 per share, (iii) Warrants to purchase 297,109 shares of common stock at an exercise price of $7.00 per share (iv) Warrants to purchase 319,148 shares of common stock at an exercise price of $6.00 per share, (v) $2,376,771.34 of Junior Secured Convertible Promissory Notes convertible into 416,970 shares of common stock at a conversion price of $5.70 (v) $2,037,626.48 of Junior Secured Convertible Promissory Notes convertible into 679,202 shares of common stock at a conversion price of $3.00 and (vi) $1,127,353.60 of Junior Secured Convertible Notes convertible into 375,782 shares of common stock at a conversion price of $3.00.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.4%[1]

14	TYPE OF REPORTING PERSON*
OO

1 The percentages reported in this Schedule 13D/A are based upon 17,010,778 outstanding shares of common stock (as described in Item 5 hereof).

SCHEDULE 13D

Item 1.      Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock, $0.0001 par value per share (the “Shares” or “Common Stock”), of Determine, Inc. (the “Company” or the “Issuer”), whose principal executive offices are located at 615 West Carmel Drive, Suite 100, Carmel, IN 46032. The positions reported in this Schedule 13D were originally reported on a Schedule 13D filed by Lloyd I. Miller III (“Mr. Miller”) on December 1, 2009 (as subsequently amended (collectively, the “Miller Schedule 13D”)).

Item 2.      Identity and Background

This statement is filed by Neil S. Subin (“Mr. Subin” or the “Reporting Person”). The Reporting Person’s principal business address is 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida 33405. Mr. Subin’s principal occupation is investing assets held, among others, by or on behalf of certain entities owned by or for the benefit of the family of the late Mr. Miller (the “Miller Family”) and other entities. During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Subin is a United States citizen. Mr. Subin assumed the roles described in Item 3 in relation to Milfam LLC and other entities related to the Miller Family on or about January 12, 2018, following the death of Lloyd I. Miller III. Mr. Subin does not have any pecuniary interest in any of the Common Stock of the Issuer owned by other Miller Family entities described in this Schedule 13D.

Item 3.      Source and Amount of Funds or Other Consideration

This filing is being made to report that Mr. Subin has succeeded to the position of President and Manager of Milfam LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III. Mr. Subin also serves as trustee of a number of Miller family trusts.

As reported in the Miller Schedule 13D:

Mr. Miller was the managing member and manager of Milfam LLC (“Milfam LLC”). Milfam LLC is (i) the advisor to various entities, including Trust C (“Trust C”), LIM III - Trust A-4 (“LIM III - Trust A-4”), and MBM - Trust A-4 (“MBM - Trust A-4”) and (ii) the general partner of (a) Milfam I L.P. (“Milfam I”) and (b) Milfam II L.P. (“Milfam II”). All of the Shares purchased by LIM III - Trust A-4 were purchased with funds generated and held by LIM III - Trust A-4. The aggregate purchase price for the Shares purchased by LIM III - Trust A-4 was approximately $2,526,435.00. All of the Shares purchased by MBM - Trust A-4 were purchased with funds generated and held by MBM - Trust A-4. The aggregate purchase price for the Shares purchased by MBM - Trust A-4 was approximately $2,526,412.00. All of the Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares purchased by Trust C was approximately $1,914,250.00. All of the Shares Mr. Miller was deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was approximately $840,150.00. All of the Shares Mr. Miller was deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $9,673,219.00.

Mr. Miller was the investment advisor to the trustee of Trust D (“Trust D”). All of the Shares purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the Shares purchased by Trust D was approximately $8,334.00.

Mr. Miller was an agent under a general durable power of attorney dated April 9, 2015, with respect to Shares held in a trust account (the “Trust Account”). All of the Shares held by the Trust Account were purchased with funds generated and held by the Trust Account. The aggregate purchase price for the Shares purchased by the Trust Account was approximately $749,998.00.

All of the Shares purchased by Lloyd I. Miller, III Revocable Trust (“LIM Revocable Trust”) were purchased with funds generated and held by the LIM Revocable Trust. The aggregate purchase price for the Shares purchased by the LIM Revocable Trust was approximately $2,161,884.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and may reflect certain cost basis adjustments.

Item 4.      Purpose of the Transaction

The Common Stock covered by the Statement were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor as further described in the Miller Schedule 13D.

This filing is being made to report that Mr. Subin has succeeded to the position of President and Manager of Milfam LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III. Mr. Subin also serves as trustee of a number of Miller family trusts.

The Reporting Person is in the process of deciding which investment approach with respect to the Issuer that the Reporting Person believes will maximize stockholder value. The Reporting Person will update this Schedule 13D as necessary and advisable to disclose any plans, proposals, or purposes with respect to the Issuer.

Except in connection with the matters described above in this Item 4 and herein and matters contemplated hereby, Mr. Subin does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Subin reserves the right to change plans and take any and all actions that Mr. Subin may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Subin in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Subin may take any other action with respect to the Issuer or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.      Interest in Securities of the Issuer

Mr. Subin has succeeded to the position of President and Manager of Milfam LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III. Mr. Subin also serves as trustee of a number of Miller family trusts.

As reported in the Miller Schedule 13D:

(a) Mr. Miller may have been deemed (and Mr. Subin may be deemed) to beneficially own 5,163,131 Shares, which is equal to approximately 30.4% of the 17,010,778 outstanding Shares. As of the date hereof, (a) 611,409 of such beneficially owned Shares are owned of record by LIM III - Trust A-4 (including Shares underlying (i) a Series A Warrant to purchase 20,447 Shares, (ii) a warrant to purchase 28,779 Shares, (iii) a warrant to purchase 24,700 Shares, (iv) a Junior Secured Convertible Note in the amount of $396,128.12 convertible into 69,495 Shares, and (v) a Junior Secured Convertible Note in the amount of $339,604.41 convertible into 113,200 Shares), (b) 611,409 of such beneficially owned Shares are owned of record by MBM - Trust A-4 (including Shares underlying (i) a Series A Warrant to purchase 20,447 Shares, (ii) a warrant to purchase 28,779 Shares, (iii) a warrant to purchase 24,701 Shares, (iv) a Junior Secured Convertible Note in the amount of $396,128.12 convertible into 69,495 Shares, and (v) a Junior Secured Convertible Note in the amount of $339,604.41 convertible into 113,200 Shares), (c) 422,446 of such beneficially owned Shares are owned of record by Trust C (including Shares underlying (i) a Series A Warrant to purchase 11,359 Shares, (ii) a warrant to purchase 15,988 Shares, (iii) a warrant to purchase 13,722 Shares, and (iv) a warrant to purchase 79,787 Shares), (d) 2,100 of such beneficially owned Shares are owned of record by Trust D, (e) 291,138 of such beneficially owned Shares are owned of record by Milfam I (includes Shares underlying a warrant to purchase 79,787 Shares), (f) 239,361 of such beneficially owned Shares are owned of record by the Trust Account (including Shares underlying a warrant to purchase 79,787 Shares), (g) 2,369,057 of such beneficially owned Shares are owned of record by Milfam II (including Shares underlying (i) a Series A Warrant to purchase 61,342 Shares, (ii) a warrant to purchase 86,338 Shares, (iii) a warrant to purchase 74,102 Shares, (iv) a warrant to purchase 79,787 Shares, (v) a Junior Secured Convertible Note in the amount of $792,258.86 convertible into 138,990 Shares, (v) a Junior Secured Convertible Note in the amount of $679,208.83 convertible into 226,401 Shares, and (vi) a Junior Secured Convertible Note in the amount of $1,127,353.60 convertible into 375,782 Shares), and (h) 616,211 of such beneficially owned Shares are owned by LIM Revocable Trust (including Shares underlying (i) a Junior Secured Convertible Note in the amount of $792,256.24 convertible into 138,990 Shares, and (ii) a Junior Secured Convertible Note in the amount of $679,208.83 convertible into 226,401 Shares).

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 17,010,778 outstanding Shares referenced above is the total of the following amounts: (i) 14,808,972 outstanding Shares as reported in the Company’s 10-Q filed on November 9, 2017, (ii) a Series A warrant to purchase 113,595 Shares at an exercise price of $7.75 per share, (iii) a warrant to purchase 297,109 Shares at an exercise price of $7.00 per share, (iv) a warrant to purchase 319,148 Shares at an exercise price of $6.00 per share, (v) $2,376,771.34 of Junior Secured Convertible Notes convertible into 416,970 Shares, (vi) $2,037,626.48 of Junior Secured Convertible Notes convertible into 679,202 Shares, and (vii) $1,127,353.60 of Junior Secured Convertible Notes convertible into 375,782 Shares.

(b) Mr. Miller may have been deemed to have sole voting and dispositive power for all Shares held of record by LIM III - Trust A-4, MBM - Trust A-4, Trust C. Milfam I, Milfam II, and LIM Revocable Trust.  Mr. Miller may be deemed to have shared voting and dispositive power for all Shares held of record by Trust D and the Trust Account.

(c) Not Applicable.

(d) Persons other than Mr. Subin have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities, including Milfam II.

(e) Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2018

By:     /s/Neil S. Subin

   Neil S. Subin